THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

______________________________________________________________________________

VIA EDGAR CORRESPONDENCE

April 1, 2010

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20005

Attn:

Mr. Patrick Gilmore, Accounting Branch Chief

Ms. Jaime John, Staff Accountant

RE:

Left Behind Games, Inc.

Amendment No. 2 on Form 10-K/A

for the Fiscal Year Ended March 31, 2009

File No. 000-50603

Dear Mr. Gilmore and Ms. John:

In connection with the above-captioned matter, on March 18, 2010, Left Behind Games, Inc. (the “Company”) filed a Certificate per the Staff’s comment letter dated February 4, 2010.  Pursuant to my conversation with Ms. John today regarding such Certificate, attached is the Company’s revised Certificate.  Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis

Virginia K. Sourlis, Esq.

CERTIFICATE

I, Troy A. Lyndon, the Chief Executive Officer and Interim Chief Financial Officer of Left Behind Games, Inc. (the “Company”), hereby acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 1st day of April 2010.

By: /s/ Troy A. Lyndon

Troy A. Lyndon

Title: Chairman, Chief Executive Officer

and Interim Chief Financial Officer

of Left Behind Games, Inc.

(Principal Executive Officer and

(Principal Financial Officer)

2